PUT OPTION AGREEMENT

THIS PUT OPTION AGREEMENT (this "**Agreement**") is made and entered into as of ________________ , 2023, by and between HAF Hudson MM LLC, a New York limited liability company (the "**Purchaser**"), and ________________________ , a ________________________ ______________________________(together with its successors and assigns, the "**Investor Member**").

RECITALS

WHEREAS, the Investor Member acquired an Interest in HAF Holdings II, LLC, a New York limited liability company (the "**Owner**"), pursuant to the terms of the Amended and Restated Operating Agreement of the Owner, dated as of March 31, 2022(the "**Operating Agreement**"), by and between the Purchaser, as Managing Member, and the Investor Member; and

WHEREAS, as a result of the admission of the Investor Member to the Owner and its contribution of capital in accordance with the terms of the Operating Agreement and Investment Agreement, the Purchaser expects to receive substantial benefits, including, without limitation, certain distributions under the Operating Agreement.

NOW, THEREFORE, in consideration of the foregoing, of the mutual promises of the parties hereto and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Defined Terms. Capitalized terms used herein but not otherwise defined shall have the respective meanings attributed to such terms in the Operating Agreement. Any reference herein to the Interest of the Investor Member, the Investor Member Interest, or words of like import, shall mean all the interests of the Investor Member in cash distributions, capital, Tax Credits, Profits or Losses and otherwise in the Owner and all of the Investor Member's rights under the Operating Agreement, and also shall include such rights and interests of the Investor Member in any successor limited liability company formed pursuant to the provisions of the Operating Agreement.

2. Purchase Option.

(a) The Purchaser hereby grants to the Investor Member an option (the "**Put**") to sell the Investor Member Interest to the Purchaser upon the terms and conditions hereinafter set forth.

(b) The Put may be exercised by the Investor Member at any time following the Transition Date, but in no event during the Recapture Period (the "**Put Option Period**").

(c) If, at any time during the Put Option Period, the Investor Member elects to sell its Interest pursuant to the provisions of this Section 2, it shall give the Purchaser written notice of such election (a "**Put Notice**").

(d) Within 30 days after delivery to the Purchaser of a Put Notice from the Investor Member, the Purchaser shall pay to the Investor Member a purchase price (the "**Put Price**") in immediately available funds (with interest thereon at the Designated Prime Rate commencing on the 30th day following the date of such delivery) in an amount equal to any K-1 penalties owed pursuant to Section 13.4 of the Operating Agreement, accrued but unpaid Priority Returns plus the lesser of (i) 5% of the Investor Member's Capital Contributions paid with respect to the Federal Historic Tax Credits or (ii) the Fair Market Value of its Membership Interest either agreed upon by the Managing Member and the Investor Member or otherwise calculated pursuant to paragraph (e) below.

(e) Unless otherwise agreed in writing by the Managing Member and the Investor Member within thirty (30) days of the receipt of the Put Notice, the "Fair Market Value" of the Membership Interest being sold hereunder shall be determined by a single mutually acceptable appraisal of the value of such Membership Interest, as of the date of delivery of the Put Notice, which appraisal shall be final. If the parties cannot agree on a single appraiser within ten (10) days after termination of the thirty-day period, then the Fair Market Value of such Membership Interest shall be determined by three appraisers, one selected by the Managing Member, one selected by the Investor Member and the third selected by the two appraisers. In such event, the Fair Market Value of such Membership Interest shall be determined by taking the average of the two closest appraisals, which value shall be final. In the event that one party appoints an appraiser but the other party does not appoint an appraiser as required hereunder within ten (10) days after termination of the first 10-day period, then the Fair Market Value of such Membership Interest shall be determined by the one, duly appointed appraiser. Each appraiser appointed under this paragraph must be qualified and experienced in the valuation of property comparable to the Membership Interest being sold hereunder and shall deliver a written report of its determination of the Fair Market Value of such Membership Interest to each of the Managing Member and the Investor Member. The costs of appraisal shall be borne equally between the Managing Member and the Investor Member.

3. Documents and Actions. The Investor Member shall execute and deliver such documents, assignments, instruments and other items, and shall take such other action, as shall be necessary to transfer and assign its Interest to the Purchaser. The Purchaser shall have the right to cause another party to effect payment provided that any such assignment shall not relieve the Purchaser of its obligation to honor the Put Notice in accordance with the terms hereof in the event that such acts are not otherwise performed by the Purchaser's assignee.

4. Certain Rights and Obligations. Upon the delivery of the Put Notice, the Investor Member shall have no further obligations under the Operating Agreement, and the Purchaser shall indemnify and defend the Investor Member and hold it harmless against any such obligations. The Purchaser shall take all action and shall pay all costs necessary to enable the Investor Member to receive and retain the Put Price as against any creditor of the Purchaser or of the Owner. Notwithstanding the purchase by the Purchaser of the Interest of the Investor Member pursuant to Section 2 above, to the extent permitted under the applicable provisions of the Code, the Investor Member shall be allocated any Profits or Losses or Tax Credits in respect of such Interest for the period prior to the date of the receipt by the Investor Member of the Put Price in accordance with the Operating Agreement. Anything herein to the contrary notwithstanding, title to the Interest of

the Investor Member shall not vest in the Purchaser until payment in full of the Put Price. Upon such payment, the Purchaser shall forthwith cause an amendment to the Articles of Organization of the Owner, if required, and any other necessary papers to be filed, recorded and published wherever required showing such substitution.

5. Impact of Other Agreements and Documents. The obligations of the Purchaser hereunder shall remain in full force and effect without regard to, and shall not be affected or impaired by, (a) any amendment or modification of or addition or supplement to the Operating Agreement or any of the other Operating Documents, (b) any extension, indulgence or other action or inaction in respect of the Operating Agreement or the other Operating Documents, or any exercise or nonexercise of any right, remedy, power or privilege in respect of such documents or this Agreement, (c) any default by the Purchaser or the Owner under, or any illegality or unenforceability of, or any irregularity or defect in, the Operating Agreement, the other Operating Documents or any provision of this Agreement, (d) any Bankruptcy, insolvency, reorganization or similar proceeding involving or affecting the Owner or the Purchaser, or (e) any other circumstances whether or not the Purchaser or the Investor Member shall have actual or constructive notice or knowledge thereof. If the Purchaser purchases the Interest of the Investor Member in accordance with the applicable provisions of this Agreement, the Purchaser shall have no further liabilities or obligations hereunder.

6. Notices and Demands. Any and all notices, consents, approvals and other communications required or permitted under this Agreement shall be deemed adequately given only if in writing delivered either in hand, by mail or by expedited commercial carrier which provides evidence of delivery or refusal, addressed to the recipient, postage prepaid and certified or registered with return receipt requested, if by mail, or with all freight charges prepaid, if by commercial carrier. All notices and other communications shall be deemed to have been given for all purposes of this Agreement upon the date of receipt or refusal. All such notices and other communications shall be addressed to the parties at their respective addresses set forth in Section 16.7 of the Operating Agreement.

7. General. This Agreement (a) shall be construed in accordance with the internal law of the State, (b) shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto, and (c) may not be modified, amended or terminated, except by a written agreement between the Purchaser and the Investor Member. The Purchaser shall be entitled to have its assignee purchase the Investor Member's Interest pursuant to the Put provided for in this Agreement, but the Purchaser shall remain fully liable to the Investor Member for the payment of the Put Price.

8. Sole Benefit. The obligations of each party hereunder are imposed solely and exclusively for the benefit of the other party and no other Persons shall have any standing to enforce such obligations or be deemed to be beneficiaries of such obligations.

9. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties shall not have signed the same counterpart.

10. Compliance with Safe Harbor. The parties hereto affirm and direct that any ambiguity in the meaning of any provision of this Agreement shall be resolved in favor of an interpretation that would cause the Company, the Purchaser, and the Members to comply with the requirements of the Safe Harbor.

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IN WITNESS WHEREOF, the parties have caused this Put Option Agreement to be duly executed as of the date first written above.

PURCHASER:

HAF HUDSON MM LLC,
a New York limited liability company

By: Historic Albany Foundation, Inc.,
a New York not-for-profit corporation
Its: Managing Member

By: ______________________________
Name: Pamela Howard
Title: Authorized Signatory

INVESTOR MEMBER:

____